

September 25, 2013

Via E-mail
Connie Lai
Chief Financial Officer
Global Sources, Ltd.
Canon's Court
22 Victoria Street
Hamilton, HM 12 Bermuda

> **Re:** **Global Sources, Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2012**
> **Filed April 26, 2013**
> **File No. 000-30678**

Dear Ms. Lai:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 5.  Operating and Financial Review and Prospects, page 38

1.      We note the significant drop in your net cash generated from operating activities between 2011 and 2012 ($55.2 million down to $31.3 million). In your future filings, please provide more robust disclosure as to the causes for such decline and whether such decline combined with your recent decline in revenues in 2013 is reflective of a negative trend affecting your operations.

Revenues, page 43

2.      Please clarify if the revenue decline in the online and other media services business could be attributed to the EDN-China online business no longer being operated through your Beijing EDN subsidiary. In this regard, we note your disclosure in the fourth paragraph on page 19. Disclose if the EDN-China online business has been deconsolidated and any

gain or loss recognized.  Refer to paragraph 25 of IFRS 10.  Additionally, if material, please disclose EDN-China's revenues for all periods presented.  Please provide us with the proposed disclosures.

Liquidity and Capital Resources, pages 52, 55

3.      Please disclose how you restructured your operations based on a change in strategy and what that change entailed.  Refer to your disclosure in the penultimate paragraph on page 55.  Please provide us with the proposed disclosures.

4.      Please revise the capital obligations table on this page to include your total commitments for venue license agreements as detailed in the third paragraph of page 53.

2.16 Revenue Recognition, page 79

5.      We note on page 25 that your primary service is creating and hosting marketing web sites and that you also offer banner ads and publish digital magazines.  Tell us if these multiple deliverables are contracted under a single arrangement or separately and what your basis is for revenue recognition.  Additionally, please tell us why you recognize revenues from web site advertising (i.e., banner ads) ratably over the period in which the advertisement is displayed instead of  per "click" or "impression" on such advertisement.  Please provide us your proposed disclosures.

12.  Investment Properties, page 91

6.      Please provide the disclosures required under paragraphs 75(f)(i)-(ii),(g), and (h) of IAS 40 for your investment properties.  In addition, please disclose how rental income from your investment properties is reported in the financial statements and if nil, what your basis is for holding such properties for investment.  We note your disclosure on page 86.

13. Intangible Assets, page 93

7.      We note your disclosure of discount rates applied to post-tax cash flow projections for value-in-use calculations.  In this regard, please

- Clarify whether or not value in use is calculated using pre-tax assumptions.  Refer to paragraph 55 of IAS 36.
- Why you report discount rates "applied to post-tax cash flow projection."  If true, assert in the disclosure that the use of after-tax assumptions does not result in a value in use that is materially different had before tax assumptions been used, if after- tax discount rates are used.
- Disclose both the after-tax discount rate and the pre-tax discount rate.

Please provide us with the proposed disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director